 Exhibit 99.1

First Mining Announces First Quarter 2023 Financial Results and Operating Highlights

VANCOUVER, BC, May 15, 2023 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) reports its first quarter 2023 results for the quarter ended March 31, 2023. The financial statements and management's discussion and analysis ("MD&A") are available on First Mining's website at www.firstmininggold.com/investors/reports-filings/financials/ and have been posted under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

"This has been an active quarter for First Mining for exploration activities at Springpole and Duparquet," stated Dan Wilton, CEO of First Mining. "During Q1 2023, we embarked on our first district scale exploration program in the Birch-Uchi Greenstone Belt near our Springpole Gold Project and began preparations for an exploration program at our Duparquet Gold Project.  In addition, we were able to consolidate a strategic regional property package at Duparquet in the Abitibi, one of the most prolific gold camps in Quebec and also raised C$6.7 million in non-dilutive financing by completing the sale of our non-core royalties.  We continue to advance feasibility level work at Springpole and are making great progress on a PEA at the Duparquet project where we expect to have it complete before the end of the year."

Q1 2023 Highlights:

  Continued advancing Feasibility Study work activities at the Company's Springpole Gold Project, including metallurgical test work, process design, preliminary pit slope guidelines and mine design, optimization studies on the Co-Disposal Facility, and transmission line design
  Completed a district-scale exploration program in the Birch-Uchi Greenstone Belt, which included widespread initial screening campaigns comprised of geochemical, geological, and geophysical surveys and diamond drilling
  3D foundational geoscience models supporting lithology, structure, and mineralization were completed for the Duparquet Gold Project and utilized in targeting ongoing strategic exploration
  Commenced mobilization on an initial 5,000 metre exploration drilling program at the Duparquet Gold Project, which will focus on advancing a number of newly developed exploration targets, as well as resource growth and optimization opportunities
  Through the Company's wholly-owned subsidiary Duparquet Gold Mines Inc. (formerly, Clifton Star), completed the acquisition of the Porcupine East property from IAMGOLD Corporation, consolidating the Company's Duparquet Gold Project and connecting the land package to its Pitt and Duquesne projects to the east
  Completed the sale of all of the common shares of a wholly-owned subsidiary of the Company that held its non-core royalty portfolio to Elemental Altus Royalties Corp. for approximately $4.7 million in cash and 1,598,162 common shares of Elemental Altus for total consideration of approximately $6.7 million

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet, Pitt Gold, Duquesne and Porcupine East Gold Project in Quebec, a collection of advanced-stage development assets located on the Destor-Porcupine Fault Zone in the prolific Abitibi region.  First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and a large equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material.

View original content to download multimedia:https://www.prnewswire.com/news-releases/first-mining-announces-first-quarter-2023-financial-results-and-operating-highlights-301824166.html

SOURCE First Mining Gold Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/15/c9558.html

%CIK: 0001641229

For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 15-MAY-23